FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                           For the Month of June 2005

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (No. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE
DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


Attached hereto and incorporated by reference is the following Registrant's press release: BOS Closes Private Placement of Ordinary Shares; Dated June 30, 2005.


Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             B.O.S. Better Online Solutions Ltd.
                                             (Registrant)

                                             By: /S/ Adiv Baruch
                                             -------------------
                                             Adiv Baruch
                                             President and CEO


Dated: July 5, 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.


BOS CLOSES PRIVATE PLACEMENT OF ORDINARY SHARES

TERADYON, ISRAEL - June 30, 2005 - B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC, TASE: BOSC), announced today the completion of its private placement offering under which the Company received approximately $1.7 million, and an additional $500,000 will be received within 30 days, for a total investment of nearly $2.2 million. The investors who participated in the investment round included the Catalyst Fund L.P., an Israeli fund which is the Company's largest shareholder; European investors - Brada Investments Limited, Vamos Inc., Arizona Maritime Inc., and Egean Financiera Corporation; and an Israeli institutional investor - Meitav Gemel Ltd.

Additional information with respect to the offering appears in the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on June 27, 2005.

Adiv Baruch, President and CEO of BOS expressed his satisfaction from the participation of new investors in the offering and said: "I view this a vote of confidence by the investors in BOS' strategy and in the steps taken towards its fulfillment, which include the expansion of our marketing platform and of our R&D efforts."

Edouard Cukierman, Chairman of BOS and CEO of the Catalyst Fund, added:
"The Catalyst Fund has once again showed its confidence in BOS. I am pleased that other investors joined us and chose BOS as an avenue for their investments."

ABOUT BOS

B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ:BOSC; TASE:BOSC) was established in 1990. BOS develops and markets innovative products that improve enterprise communications and operations. Its activities are focused on three domains:

     o COMMUNICATIONS PRODUCTS- providing easy to install and affordable VoIP and cellular gateways solutions for businesses. BOS communications products leverage existing infrastructure, radically reduce costs and facilitate operations.

     o CONNECTIVITY PRODUCTS marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

     o SOFTWARE UTILITIES SOLUTIONS for the design, distribution and management of documents for a range of operating systems, including mainframe, iSeries, Linux, UNIX, and for various enterprise applications - ERP, CRM, financial and healthcare applications.

In addition BOS supplies electronic and RFID components and technology design services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd., in which a controlling stake was recently acquired.

BOS, www.boscorporate.com is traded on NASDAQ (NASDAQ: BOSC) and on the Tel-Aviv stock exchange (TASE: BOSC).

For further information, please contact:
Mrs. Shiri Alony
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3-6074717 ext.3, e-Mail: shiri@gk-biz.com


THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.


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